The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 FEB 12 AM 8:30

February 7, 2002

02015068

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Mitsui Asset Trust and Banking Co., Ltd. Attains Credit Rating from Moody's Investors Service

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

2/12

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

January 31, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Mitsui Asset Trust and Banking Co., Ltd. Attains Credit Rating from Moody's Investors Service

We are pleased to announce that Mitsui Asset Trust and Banking Co., Ltd. (1) was rated by Moody's Investors Service Inc. on January 31, 2002 as described below, on the precondition that it receives the transfer of the wholesale trust operation of The Chuo Mitsui Trust and Banking Co., Ltd. on or before March 25, 2002 (the date for the spin-off).

Long-term deposit rating:	A3
Short-term deposit rating:	Prime-1
Financial strength rating:	C
Outlook on ratings:	Stable

We understand that the ratings represent Moody's evaluation of the Company's future strength as a trust bank, concentrating its resources on wholesale trust operations, comprising mainly the pension and securities trust businesses.

Mitsui Asset Trust and Banking Co., Ltd., as the industry's largest financial institution, will focus on stable funds from institutional investors, such as pension funds, and employ its sophisticated expertise in terms of both "asset management" and "investment services" of trusted assets to provide highly value-added services to satisfy the needs of its customers.

Specifically, the Company will provide the optimum solutions to institutional customers as their strategic partner, by combining the services below according to the types of inquiries, making the best use of leading-edge IT technology, such as the Internet:
1) Highly advanced consulting services concerning retirement benefit obligations
2) High-quality investment services (2), such as master trusts
3) Refined asset management services, such as index core manager or research based investment

Mitsui Asset Trust and Banking Co., Ltd. will strive to exceed its customers' expectations and trust, by maintaining and improving its sound financial standing, and fulfilling its obligations as a fiduciary.

(Note 1) It is a wholly owned subsidiary of The Chuo Mitsui Trust and Banking Co., Ltd. as of January 31, 2002. The Company will change its name from The Sakura Trust and Banking Co., Ltd. on February 1, 2002 and become a wholly owned subsidiary of its holding company, Mitsui Trust Holdings, Inc. on the same day. The Company's head office is located in Nihonbashi-honcho, Chuo-Ku, Tokyo.

(Note 2) The Company officially decided to establish a comprehensive capital and business partnership with Japan Trustee Services Bank, Ltd., which specializes in the asset management of pensions and other funds. This tie-up will enable the Company to provide more speedy and responsive

services in response to the sophisticated and diverse needs of its customers in investment services.

For inquiries concerning this matter :
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone : 81-3-5445-3500

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department